WRITER'S DIRECT NUMBER:

(212) 848-5009

WRITER’S EMAIL ADDRESS:
astolper@shearman.com

October 28, 2008

BY EDGAR AND FACSIMILE

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 001-33030

Dear Ms. Cvrkel:

Industrias Bachoco, S.A.B. de C.V., (the “Company”) has received the Staff’s follow-up comment letter dated October 20, 2008 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 4.

Note 11. Other taxes payable and other accruals, page F-25

4. We note your response to our prior comment number four. Please confirm to us that you will revise the notes to your financial statements in future filings to disclose the nature of the accruals related to IMSS, SAR and INFONAVIT. Your revised disclosures should be similar in detail as provided in your response to our prior comment.

Follow-up Response to Comment No. 4.

As requested, the Company will revise the notes to its financial statements in future filings to disclose the nature of the accruals related to IMSS, SAR and INFONAVIT. The Company’s revised disclosures will be similar in detail as provided in the Company’s response to the Staff’s prior comment.

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In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009, or Mr. Daniel Salazar Ferrer of the Company at 011-52-461-618-3555.

Very truly yours,

/s/ Antonia E. Stolper

cc: Jean Yu - Staff Accountant - Division of Corporation Finance
Cristóbal Mondragón Fragoso - Chief Executive Officer - Industrias Bachoco S.A.B. de C.V.
Daniel Salazar Ferrer - Chief Financial Officer - Industrias Bachoco S.A.B. de C.V.